EXHIBIT 99.1

O2Micro Reports First Quarter Financial Results

GEORGE TOWN, Grand Cayman, May 5, 2010 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM) reported its financial results today for the first quarter of fiscal 2010, ending March 31, 2010.

Financial Results for the First Quarter ending 3/31/2010:

O2Micro International Limited reported first quarter 2010 revenue of $34.9 million. Revenue increased by 5.2% sequentially and 50.8% versus the year-ago period. The corresponding GAAP gross margin was 61.6% in Q1 2010 versus 60.6% in Q4 2009 and 55.5% in Q1 2009.

GAAP operating expenses were $17.2 million in Q1 2010. The first quarter 2010 GAAP operating expenses included a total of $927,000 for stock-based compensation. These expenses were down from $19.0 million in Q4 2009 and slightly above the $16.8 million that was reported in Q1 2009. R&D expense comprised $8.4 million of total Q1 2010 operating expenses and SG&A expense accounted for the remaining $8.8 million. The GAAP operating margin was 12.2% in the first quarter of 2010. This compares favorably to the operating margins in both Q4 2009 and Q1 2009 when the company recorded margins of 3.4% and (17.1%), respectively.

Non-operating income was $227,000 in the first quarter of 2010 versus $170,000 in Q4 2009 and $920,000 in Q1 2009. Pre-tax Income was $4.5 million in Q1 2010, up from $1.3 million in Q4 2009 and also reversed a pretax loss of $3.0 million in Q1 2009.

GAAP net income was $4.1 million for the first quarter of fiscal 2010. This reflects an increase from net income of $1.0 million in the prior Q4 and also reversed a loss of $3.5 million in the year-ago period. GAAP net income per ADS was $0.11 in Q1 2010, compared to $0.03 in the prior quarter and a loss of $0.10 per ADS in the comparable year-ago quarter.

Supplementary Data:

The company ended the first quarter of 2010 with $111.2 million in unrestricted cash and short-term investments or $3.18 per ADS. The accounts receivable balance was $16.6 million and represented 40 days sales outstanding at the end of the Q1 2010. Inventory was $9.8 million and turned over 5.6 times during Q1 2010. As of March 31, 2010, the company had $119.5 million in working capital and the book value was $176.1 million, or $5.04 per ADS.

As of March 31, 2010, O2Micro International Limited counted 828 employees, including 523 engineers.

Management Commentary:

Sterling Du, Chairman and CEO, commented, "We are pleased that our business is delivering strong profitability. New design wins validate our technological leadership, while key customers are reaping the "green" benefits of our low power chips."

Conference Call: O2Micro will hold its first quarter conference call on May 5, 2010 at 7:00 a.m. PDT, 10:00 a.m. EDT. You may participate using the following dial-in information.

In the U.S. and CANADA: 888-572-7029, passcode #4797418

INTERNATIONAL participants: 719-325-2144, passcode #4797418

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the U.S. and CANADA:  888-203-1112, passcode #4797418

INTERNATIONAL participants:  719-457-0820, passcode #4797418

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the company's website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and security components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, and SmartCardBus® products.

O2Micro International maintains an extensive portfolio of intellectual property with 13,825 patent claims granted, and over 15,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

O2Micro International Limited and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Unaudited)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended March 31,
	2010	2009

NET SALES	$ 34,853	$ 23,110

COST OF SALES	13,398	10,286

GROSS PROFIT	21,455	12,824

OPERATING EXPENSES
Research and development (1)	8,376	7,984
Selling, general and administrative (1)	8,836	8,783
Total Operating Expenses	17,212	16,767

INCOME (LOSS) FROM OPERATIONS	4,243	(3,943)

NON-OPERATING INCOME
Interest income	257	444
Foreign exchange gain (loss)	(1)	487
Other, net	(29)	(11)
Total Non-operating Income	227	920

INCOME (LOSS) BEFORE INCOME TAX	4,470	(3,023)

INCOME TAX EXPENSE	376	518

NET INCOME (LOSS)	4,094	(3,541)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	112	(644)
Unrealized gain on available-for-sale securities	1,784	1,503
Unrealized pension gain	2	1
Total Other Comprehensive Income	1,898	860

COMPREHENSIVE INCOME (LOSS)	$ 5,992	$ (2,681)

EARNINGS (LOSS) PER SHARE:
Basic	$ 0.0023	$(0.0019)
Diluted	$ 0.0022	NA

EARNINGS (LOSS) PER ADS
Basic	$ 0.12	$ (0.10)
Diluted	$ 0.11	NA

SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:
Basic (in thousands)	1,778,537	1,838,683
Diluted (in thousands)	1,823,620	NA

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	35,571	36,774
Diluted (in thousands)	36,472	NA

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 275	$ 282
Selling, general and administrative	$ 652	$ 489

O2Micro International Limited and Subsidiaries
Consolidated Balance Sheets
(In Thousand U.S. Dollars, Except Share Amounts)

	March 31, 2010	December 31, 2009
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 27,427	$ 38,831
Restricted cash	161	236
Short-term investments	83,800	74,502
Accounts receivable, net	16,571	14,556
Inventories	9,804	9,457
Prepaid expenses and other current assets	3,047	3,342
Total Current Assets	140,810	140,924

LONG-TERM INVESTMENTS	16,962	15,190

PROPERTY AND EQUIPMENT, NET	30,186	30,570

OTHER ASSETS
Restricted assets	1,451	1,443
Intangible assets	4,100	4,266
Other Assets	4,865	4,921
	10,416	10,630

TOTAL ASSETS	$198,374	$197,314

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 11,698	$ 8,760
Income tax payable	583	411
Accrued expenses and other current liabilities	9,015	7,731
Total Current Liabilities	21,296	16,902

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	486	498
Long-term income tax payable	344	341
Other liabilities	129	129
	959	968

Total Liabilities	22,255	17,870

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,748,332,200 and 1,809,461,200 shares as of March 31, 2010 and December 31, 2009, respectively	35	36
Additional paid-in capital	138,401	142,679
Retained earnings	33,721	33,214
Accumulated other comprehensive income	5,413	3,515
Treasury stock – 213,224 shares and nil as of March 31, 2010 and December 31, 2009, respectively	(1,451)	--
Total Shareholders' Equity	176,119	179,444

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$198,374	$197,314
CONTACT:  O2Micro International Limited
          Gary E. Abbott, Director of Investor Relations
          408.987.5920, x8888
          gary.abbott@o2micro.com